AgroFresh Solutions, Inc.
One Washington Square
510-530 Walnut Street, Suite 1350
Philadelphia, PA 19106

February 8, 2019

Mr. J. Nolan McWilliams
Attorney-Advisor
Unites States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:     AgroFresh Solutions, Inc. (the “Company”)
            Form S-3 (the “Registration Statement”)
            File Number 333-229002

Dear Mr. McWilliams:
The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the Registration Statement such that the Registration Statement will become effective as of 4:00 P.M. on Monday, February 11, 2019, or as soon thereafter as practicable.

Very truly yours,

AGROFRESH SOLUTIONS, INC.

By: /s/ Graham Miao
Name: Graham Miao
Title: Chief Financial Officer